UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Echelon Acquisition Corp.

(Name of Issuer)

Common Stock, 0.001 Par Value Per Share

(Title of Class of Securities)

none

(CUSIP Number)

Ms. Wang Hui

2-103/105 World Trade Mission,

No. 16B Dongsanhuanzhong Road,

Chaoyang District,

Beijing 100022 China

Telephone #: _0086-10-87761165_

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ¨.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. none

1	Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only). Wang Hui
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization China

Number of Shares? Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 11,065,600 8 Shared Voting Power -0- 9 Sole Dispositive Power 11,065,600 10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,065,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 95%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1 - Security and Issuer

The Name and Address of the Principal Executive Offices of the Issuer is:

Echelon Acquisition Corp. (the “Company”).

492 Andrew Avenue

Encinitas, California 92024

The Title and Class of Equity Securities to which this statement relates is: Common Stock, par value $0.001 per share of the Company.

Item 2 - Identity and Background

The Reporting Person is Ms. Wang Hui, a Chinese national. Ms. Wang is Vice President of Accusource Developments Ltd.  Ms. Wang’s and business address is at:

2-103/105 World Trade Mission

No. 16B Dongsanhuanzhong Road,

Chaoyang District,

Beijing 100022 China

Tel No: 0086-10-87761165

During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

Ms. Wang paid an aggregate of US$180,000 for the 11,065,600 common shares of the Company. Ms. Wang utilized her personal funds to consummate the acquisition.

Item 4 - Purpose of Transaction

The shares of Common Stock deemed to be beneficially owned by Ms. Wang were acquired for, and are being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. At the present time, there is an arrangement between Ms. Wang and Asia Biotechnology Group Inc. which may result in a change of control of the Company. While it is anticipated that this transaction will be effectuated in the immediate future, there is no guarantee that this transaction will occur or the Company will be successful in locating other suitable acquisition candidates or that the terms of any such transaction will be favorable to existing stockholders. In the event of this transaction or any other transaction, it is anticipated that new officers and directors will be appointed by the Company and its shareholders.  In connection therewith, Ms. Wang may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

Ms. Wang may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Ms. Wang may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Ms. Wang has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Ms. Wang may, at any time and from time to time, review or reconsider her position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5 - Interest in Securities of the Issuer

At the close of business on April 17, 2006, the Ms. Wang is the beneficial owner of 11,065,600 shares of the Company’s common stock, which constitutes 95% of the 11,648,000 shares of the Company common stock outstanding on April 17, 2006.

(a)

At the close of business on April 17, 2006, the Ms. Wang has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,065,600 shares of the common stock of the Company.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Ms. Wang, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Wang and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Company common stock.

Item 7 - Material to be Filed as Exhibits

Exhibit 1: Share Purchase Agreement between Coast To Coast Financial International, Inc. and Wang Hui dated as of January 8, 2006.

Exhibit 2: Escrow Agreement between and among Coast to Coast Financial International, Inc., Wang Hui and Jonathan A Backman, Esq. dated December 30, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2006
By:	/s/ Wang Hui
Name:	Wang Hui

Exhibit 1

SHARE PURCHASE AGREEMENT

This Agreement made as of the 8th day of January, 2006 (“Share Purchase Agreement” or “SPA”), by and between COAST TO COAST FINANCIAL INTERNATIONAL, INC.,  a  United States Virgin Islands Corporation with an address at Corporate Place, 5600 Royal Dane Mall, St. Thomas, USVI  00802 and offices at 492 Andrew Avenue, Encinitas, California 92024 ("Seller") and HUI WANG, a Chinese national with an address at 2-103/105 World Trade Mission, No. 16B Dongsanhaunzhong Rd.,Chaoyang District, Beijing 100022 China (“Purchaser").

W I T N E S S E T H:

WHEREAS, Seller is the record owner and holder of 11,496,000 Common Shares, par value $.001 par value (the “Shares”), of ECHELON ACQUISITION CORP., a Delaware corporation ("Corporation”), which Corporation has 11,648,000 shares of common stock, issued and outstanding as of the date of this SPA, as more fully described in the attached Exhibit A.

WHEREAS, Purchaser desires to purchase 11,065,600 of the Shares from Seller, which constitutes 95.0% of the Corporation’s issued and outstanding shares as of the date of this SPA and at Closing  and Seller desires to sell such Shares upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained in this SPA, and in order to consummate the purchase and sale of the Corporation’s Shares, it is hereby agreed, as follows:

1.

Purchase and Sale of Shares.  Subject to the terms and conditions of this Share Purchase Agreement, Purchaser agrees to purchase at the Closing and the Seller agrees to sell to Purchaser at the Closing, 11,065,600 of Seller’s Shares for a total price of One Hundred Eighty Thousand and 00/100 Dollars ($180,000.00) (the “Purchase Price”).

2.

Closing.  The purchase and sale of the Shares shall take place on January 17, 2006; at the offices of Jon Backman, Esq, attorney at law acting as Escrow Agent with offices at 117 North Center Street, Bloomington, Illinois  61701 (which time and place are designated as the “Closing”).  The Escrow Agent shall confirm to the Seller at the signing of this SPA that an Escrow Account has been opened and fully funded and instructions have been issued that at Closing, the Escrow Agent shall deliver to Seller by wire transfer to an account to be designated by Seller the amount of One Hundred Sixty-Five Thousand Dollars and 00/100 ($165,000.00), and maintain a retainer of Fifteen Thousand Dollars and 00/100 ($15,000.00) to be reserved for Baxter & Lewis, and the Escrow Agent shall deliver on behalf of the Seller the following to Purchaser: (A) the certificates representing the Shares transferred hereunder, duly endorsed for transfer to the Purchaser or accompanied by appropriate stock powers, (B) the original of the Certificate of Incorporation and bylaws, (C) all corporate books and records (including all accounting records and SEC filings to date); and (D) written resignations of incumbent directors and officers of the Corporation. All such documents shall be delivered to the Escrow Agent by the Seller by no later than the day before Closing.  Such delivery shall follow the completion of due diligence and expiration of the due diligence period which shall be at midnight Pacific Standard Time on January 15, 2006 which represents seven days from the date of this Share Purchase Agreement (“the Record Date”).  The Closing shall take place the day following the receipt of the Seller’s documents if received later than January 16, 2005.

3.

Representations and Warranties of Seller.  Seller, as sole director and officer of Corporation, hereby represents and warrants to Purchaser that:

(i)

Corporation is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on the business it is now being conducted.  Corporation and/or Seller do not require any consent and/or authorization, declaration or filing with any government or regulatory authority to undertake any actions herein;

(ii)

Corporation has filed with the United States Securities and Exchange Commission (‘SEC”) a registration statement on Form 10-SB that became effective pursuant to the Securities Exchange Act of 1934 and is a reporting company pursuant to Section 12(g) thereunder.

(iii)

Corporation has timely filed and is current on all reports required to be filed by it pursuant to Sections 13 and 15 of the Securities Exchange Act of 1934.

(iv)

Corporation is newly formed with no financial information available other than the financial information included in its SEC filings;

(v)

There are no legal actions, suits, arbitrations, or other administrative, legal or governmental proceedings threatened or pending against the Corporation and/or Seller or against the Seller or other employee, officer, director or stockholder of Corporation.  Additionally, Seller is not aware of any facts which may/might result in or form a basis of such action, suit, arbitration or other proceeding on any basis whatsoever;

(vi)

The Corporation has no subsidiaries or any direct or indirect ownership interest in any other corporation, partnership, association, firm or business in any manner;

(vii)

The Corporation and/or Seller does not have in effect nor has any present intention to put into effect any employment agreements, deferred compensation, pension retirement agreements or arrangements, options arrangements, bonus, stock purchase agreements, incentive or profit–sharing plans;

(viii)

No person or firm has, or will have, any right, interest or valid claim against the Corporation for any commission, fee or other compensation in connection with the sale of the Shares herein as a finder or broker or in any similar capacity as a result of any act or omission by the Corporation and/or Seller or anyone acting on behalf of the Corporation and/or Seller;

(ix)

The business and operation of the Corporation has and will be conducted in accordance with all applicable laws, rules, regulations, judgments.  Neither the execution, delivery or performance of this Agreement (A) violates the Corporation’s by-laws, Articles of Incorporation, Shareholder Agreements or any existing resolutions; and, (B) will cause the Corporation to lose any benefit or any right or privilege it enjoys under the Securities Act (“Act”) or other applicable state securities laws;

(x)

Corporation has not conducted any business and/or entered into any agreements with third-parties;

(xi)

This Share Purchase Agreement has been duly executed and delivered by constitutes a valid and binding instrument, enforceable in accordance with its terms and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Corporation and/or Seller a party or by which they are bound;

(xii)

Seller is the legal and beneficial owner of the Shares and has good and marketable title thereto, free and clear of any liens, claims, rights and encumbrances;

(xiii)

Seller warrants that the Corporation being transferred shall be transferred with no liabilities and little or no assets, and shall defend and hold Purchaser and the Corporation harmless against any action by any third party against either of them arising out of, or as a consequence of, any act or omission of Seller or the Corporation prior to, or during the closing contemplated by this contract of sale; and,

(xiv)

The information contained on Exhibit A is true and correct.

4.

Representations and Warranties of Purchaser.  Purchaser hereby represents and warrants to Seller that:

(i)

Purchaser has the power and authority to execute and deliver this Share Purchase Agreement, to perform her obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding instrument, enforceable in accordance with its terms;

(ii)

The execution, delivery and performance of this Agreement is in compliance with and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Purchaser is a party or by which Purchaser is bound;

(iii)

At no time was Purchaser presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising; and,

(iv)

Purchaser is purchasing the Shares solely for its own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law.

(v)

The Purchaser is an "accredited investor" as defined under Rule 501 under the Securities Act.

(vi)

Purchaser hereby agrees that such shares are restricted pursuant to Rule 144 and therefore subject to Rule 144 resale requirements.

5.          Mutual Covenant.  The Purchaser and the Seller each agree to hold harmless the Escrow Agent in the execution of his duties and each of Purchaser and Seller hereby covenant to the other to use their best efforts to complete due diligence by January 15, 2006 and complete the Closing on January 17, 2006 unless material issues are found that contravene Section 3 herewithin.

6.

Notices.  Notice shall be given by certified mail, return receipt requested, the date of notice being deemed the date of postmarking. Notice, unless either party has notified the other of an alternative address as provided hereunder, shall be sent to the address as set forth herein:

Seller:

Coast to Coast Financial International, Inc.

B. Chris Schwartz

492 Andrew Avenue

Encinitas, California 92024

Purchaser:

Hui Wang

             2-103/105 World Trade Mission

             No. 16B Dongsanhaunzhong Rd.

             Chaoyang District,  Beijing 100022 China

7.

Governing Law.  This SPA shall be interpreted and governed in accordance with the laws of the State of Illinois.   The parties herein waive trial by jury.  In the event that litigation results or arise out of this SPA or the performance thereof, the parties agree that the prevailing party is entitled to reimbursement for the non-prevailing party of reasonable attorney’s fee, costs, expenses, in addition to any other relief to which the prevailing party may be entitled.

8.

Conditions to Closing.  The Closing is conditioned upon the fulfillment by the Seller of the satisfaction of the representations and warranties made herein being true and correct in all material respects and verification by the Escrow Agent that CtoC is the record owner of the Corporation as of the date of Closing.

9.

Severability.  In the event that any term, covenant, condition, or other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision within this SPA shall in no way affect any other term, covenant, condition or provision contained herein, which shall remain in full force and effect.

10.

Entire Agreement.  This Share Purchase Agreement contains all of the terms agreed upon by the parties with respect to the subject matter hereof. This Agreement has been entered into after full investigation.

11.

Invalidity.  If any paragraph of this SPA shall be held or declared to be void, invalid or illegal, for any reason, by any court of competent jurisdiction, such provision shall be ineffective but shall not in any way invalidate or affect any other clause, Paragraph, section or part of this SPA.

12.

Gender and Number; Section Headings.  Words importing a particular gender mean and include the other gender and words importing a singular number mean and include the plural number and vice versa, unless the context clearly indicated to the contrary.  The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

13.

Amendments.  No amendments or additions to this Agreement shall be binding unless in writing, signed by both parties, except as herein otherwise provided.

14.

Assignment.  Neither party may assign this SPA without the express written consent of the other party.  Any agreed assignment by the Seller shall be effectuated by all the necessary corporate authorizations and governmental and/or regulatory filings.

15.

Closing Documents.  Seller and Purchaser agree, at any time, to execute, and acknowledge where appropriate, and to deliver any and all documents/instruments, and take such further action, which may necessary to carry out the terms, conditions, purpose and intentions of this SPA.  This paragraph shall survive the Closing.

16.

Exclusive Agreement; Amendment. This SPA supersedes all prior agreements or understandings among the parties with respect to its subject matter with respect thereto and cannot be changed or terminated orally.

17.

Facsimile or Electronic Scanned Signatures. Execution of this SPA and delivery of signed copies thereof by facsimile signatures or by an electronically scanned signed copy of this SPA from the parties hereto or their agents is acceptable to the parties who waive any objections or defenses based upon lack of an original signature.

18.

Publicity.   Except as otherwise required by law, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have signed this Agreement by their duly authorized officers the day and year first above written.

COAST TO COAST FINANCIAL INTERNATIONAL, INC.

________________________________

BY: B. CHRIS SCHWARTZ

__________________________________

BY: HUI WANG

Exhibit 2

ESCROW AGREEMENT

           THIS ESCROW AGREEMENT (“Agreement”) is entered into this 30th day of December 2005 by and between Coast to Coast Financial International Inc., A US Virgin Islands Corporation (hereinafter “CtoC”) as the party of the first part and Hui Wang as the party of the second part (hereinafter “HW”) and Jon Backman, Esq. a licensed attorney in the State of Illinois with Illinois attorney registration number 6196243,  in his capacity as Escrow Agent (hereinafter “Escrow Agent”).

        WITNESSETH:

A.

CtoC is a corporation organized, existing, and in good standing under the laws of the US Virgin Islands and is the proposed seller to AW of ninety-five percent (95%) of the issued shares of stock of a SEC fully reporting US company (“Company”).  Brian Schwartz is the principal officer of CtoC.

B.

HW is a Chinese National and is the proposed purchaser of 95% of the issued shares of CtoC’s offered Company pursuant to a purchase agreement and subsequent share purchase agreement.

C.

The issued shares of the Company that CtoC will sell to HW will be sold subject to the Purchase Agreement dated as of December 30, 2005 as attached (hereinafter the “Purchase Agreement”) and a further “Share Purchase Agreement” which is to be agreed between the Parties by January 15, 2006.

D.

In consideration of the proposed transfer of 95% of the issued shares of the Company by CtoC to HW, HW has deposited one hundred eighty thousand US dollars (US$180,000) (hereinafter “The Funds”) and two thousand US dollars (US$2,000) in escrow fees. The escrow account is and will be held and managed by the law offices of Jonathan A. Backman, Esq. pursuant to the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the premises and the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.0       The parties appoint Jonathan A. Backman, Esq. as Escrow Agent pursuant to the provisions set forth in this Agreement and concurrent with the execution hereof, HW shall cause The Funds as delivered to the Escrow Agent to be held pursuant to the terms of this Agreement, together with the amount of two thousand US dollars (US$2,000.00) which represents the Escrow Fee to be paid to Jon Backman, Esq. Upon completion or termination of the transaction, the Escrow Agent will keep US$2,000 deposited by HW and an additional US$2,000 shall be paid by CtoC as an additional escrow fee at Closing.

2.0       The date when the Purchase Agreement and the Escrow Agreement have been signed, and the Share Purchase Agreement with the public disclosure documents of the Company have been delivered to HW with a copy to the Escrow Agent, shall be declared the “Record Date” by the Escrow Agent. The Escrow Agent shall calculate seven days thereafter and on the seventh day following the Record Date, if none of the Parties has terminated the agreement, CtoC shall deliver to the Escrow Agent the shares in the Company properly signed for transfer to HW such that when the shares are delivered to HW, HW irrevocably holds 95% of shares of the Company. CtoC shall also deliver to the Escrow Agent (A) the certificates representing the Shares transferred hereunder, duly endorsed for transfer to the Purchaser or accompanied by appropriate stock powers, (B) the original of the Certificate of Incorporation and bylaws, (C) all corporate books and records (including all accounting records and SEC filings to date); and (D) written resignations of incumbent directors and officers of the Corporation. At such time, if CtoC is not the owner of the Company, CtoC will also need to arrange the certificates of shareholders and/or transfer agent’s official record, and presentations by current owner of Shell Company covering contents of item 11 of PA and/or item 3 of the SPA. All documents above must be received by the Escrow Agent by 16th Jan. 2006. After 3 days of receiving, the Escrow agent shall then concurrently pay One Hundred Sixty Five Thousand US dollars (US$165,000) of The Funds to CtoC and release the shares to HW. In case documents above could not meet requirements, the Escrow Agent should release the fund back to HW within two banking business days as instructed by HW, while return shares and all documents back to CtoC. The Record Date is planned to be January 8, 2006.

3.0       HW must notify the Escrow Agent prior to the seventh day from the Record Date if she is not proceeding with the transaction and if so notified, the Escrow Agent shall return one hundred eighty thousand US dollars (US$180,000.00) to AW by her instruction within two banking business days.

            4.0

The final balance of the fund, fifteen thousand US dollars (US$15,000), will be released to Baxter & Lewis when Baxter & Lewis arranges for the market maker to file a form 211 and has obtained a trading symbol for the Company, which shall be within 2 weeks after the merger between the Company and the China Pharmaceutical Company. If this does not occur within 2 weeks following the closing of the merger, fifteen thousand US dollars (US$15,000) will be returned to HW on her instruction within 2 banking business days. This payment shall complete the Escrow.  The Escrow Agent shall be entitled to retain any interest earned on the deposit within the Escrow account to defray administration costs.

5.0 All notices required, permitted or otherwise sent in connection with this Escrow Agreement shall be in writing and by express mail either DHL or FEDEX, return receipt requested, to the parties at the following addresses within three business days of the notice being sent by fax or electronic communication:

Coast to Coast Financial International, Inc.

C/O Law Office of Jonathan A. Backman
117 North Center Street

Bloomington, IL  61701

Phone: (309) 820-7420     Fax:  (309) 820-7430

    brianschwartzc2c@hotmail.com

    Hui Wang

Andy Gu, Senior Partner
As an Individual

Beijing Yingke Law Firm
2-103/105 World Trade Mansion

2-103/105 World Trade Mansion
No 16B Dongsanhuanzhong Rd

No 16B Dongsanhuanzhong Rd.
Chaoyang District, Beijing 100022

Chaoyang District, Beijing 100022
China

China
email: annwang3@vip.sina.com

Tel. +86 10 8776 1165

Fax. +86 10 8776 1164

andygu@yingkelawyers.com

andy6413@yahoo.com

Escrow Agent:

Jonathan A Backman, Esq

Law Office of Jonathan A. Backman

117 North Center Street

Bloomington, IL 61701

Phone: (309) 820-7420

Fax: (309) 820.7430

Email address: jbackman@backlawoffice.com

Any notice or request for any action under the escrow agreement shall be made to Jonathan A. Backman, Esq. and Andy Gu, Esq. Any notice which is hand delivered shall be effective upon the date it is hand delivered. Any notice sent by DHL or FEDEX shall be effective on the date it is collected by DHL or FedEx following a fax or electronic communication of the notice with acknowledged receipt. Notices sent by fax or electronic communication shall be considered valid and true if followed by a written communication as defined above.

6.0

It is expressly understood that Escrow Agent acts hereunder as a depository only and it shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness, or validity of any instrument deposited with it or for the form of execution of any such instruments or for the identity, authority or rights of any parties executing or depositing the same.

7.0

The parties hereto agree to indemnify and hold harmless Escrow Agent against loss, liability, costs, claims, damages, demands, actions, causes of action, and suits arising out of or in any manner related to Escrow Agent acting as the depository, including but not limited to attorney’s fees and court costs, excluding however the gross negligence of Escrow Agent in its actions under this Agreement.

8.0

Escrow Agent shall not be required to take notice of any default by any of the parties hereto or to take any action with respect to such default which, in its opinion, involves any actual or potential expense or liability to it unless notice in writing of such default is given to it and it is indemnified in advance in a manner satisfactory to it against such expense or liability. The Escrow Agent shall not be under any obligation to take any legal action in connection with this Agreement or for its enforcement or to appear in, prosecute or defend any action or legal proceeding, which, in its opinion, would or might involve it in any cost, expense, loss or liability, unless, and as often as reasonably required by it, the Escrow Agent shall be furnished with security and indemnity satisfactory to it against all such costs, expenses, loss or liability.  The Escrow Agent shall not be held liable for payments made if there is a delay or administrative failure in the receipt of any notice of termination.

9.0

The Escrow Agent shall incur no liability in acting upon any signature, notice, request, waiver, consent, receipt of other paper or document believed by it to be genuine, and it may assume that any person purporting to give it any notice or advice in accordance with the provisions hereof has been duly authorized to do so, and the undersigned hereby jointly and severally indemnify and agree to hold and save the Escrow Agent harmless from and against any and all loss, damage, cost or expense it may suffer or incur as depository hereunder, unless caused by its willful refusal or willful failure to act pursuant to the terms hereof.

10.0

Escrow Agent shall not be bound by or charged with notice of any transfer or assignment of any interest herein or in the subject matter hereof, in whole or in part, made by any of the parties hereto, or their successors or assigns, until written notice thereof is delivered to him and the other parties hereto is obtained.

11.0

This Agreement may not be changed or modified except with the joint written authorization of the parties hereto and the Escrow Agent as depository.

            12.0      This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their respective successors, legal representatives, and assigns and supersedes all previous Escrow Agreements. This Agreement may be in counterparts and may be executed and delivered by facsimile transmission.

             13.0     This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

1.0

The Escrow Account shall be held at:

               Heartland Bank and Trust
              201 Main Street
              Bloomington, IL  61701
              Routing Number:  071112066
              Account Number:  11000213 (Trust Savings Account)
              Account Name:  Jonathan A. Backman Law Firm

IN WITNESS WHEREOF, the parties have executed this Agreement effective the date first above written.

_____________________________________

Hui Wang

Dated: _______________________________

                                             ________________________________________

Brian Schwartz on behalf of Coast to Coast Financial International, Inc.

Dated: December 30, 2005

_____________________________________

Jonathan A Backman, Esq.  as Trustee

Dated: _______________________________